

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2018

Robert Alexander, Ph.D.
President and Chief Executive Officer
Allakos Inc.
75 Shoreway Road, Suite A
San Carlos, CA 94070

Re: Allakos Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 9, 2018
File No. 333-225836

Dear Dr. Alexander:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed July 9, 2018

Capitalization, page 68

1. It appears that the 38.7 million shares of common stock into which your preferred stock will automatically convert does not properly reflect your 1-for-1.25 reverse stock split. Please revise your disclosure accordingly.

Financial Statements
Note 13. Subsequent Events, page F-30

2. You state in this note that from January 1, 2018 through July 6, 2018, you granted options for the purchase of an aggregate of 1,572,560 shares of common stock under the 2012

Plan. Please reconcile 1,572,560 shares of common stock to the 2,842,927 pre-split options granted in 2018 as indicated in your letter dated June 21, 2018 plus the additional options granted in July 2018 as indicated in the second paragraph following the table on page 135.

You may contact Lisa Vanjoske at 202-551-3614 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Tony Jeffries, Esq.